UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For March 6, 2020

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires, Argentina:

Investor Relations

Leandro Perez Castaño, Finance and IR Manager.

* leandro_perez@tgs.com.ar

Carlos Almagro, Investor Relations Officer

* calmagro@tgs.com.ar

(   (+5411) 4865-9077

http://www.tgs.com.ar/en/investors

Media Relations Mario Yaniskowski ( (+5411) 4865-9050 ext. 1238

TGS Announces Results for the full year

and the Fourth Quarter ended on December 31, 2019(1)

Transportadora de Gas del Sur ("TGS" or "the Company") is the leader in Argentina in the transportation of natural gas, transporting approximately 60% of the gas consumed in the country, through more than 5,700 miles of gas pipelines, with a firm-contracted capacity of 2.9 Bcf/d. It is one of the main natural gas processors. In addition, TGS’ infrastructure investments in Vaca Muerta basin will allow the Company to grow significantly in the provision of services to natural gas producers, positioning TGS as one of the main Midstreamers in Vaca Muerta.

TGS shares are traded on NYSE (New York Stock Exchange) and BYMA (Bolsas y Mercados Argentinos S.A.).

The controlling company of TGS is Compañía de Inversiones de Energía S.A. ("CIESA"), which owns 51% of the total share capital. CIESA’s shareholders are: (i) Pampa Energía S.A. with 50%, (ii) Grupo Investor Petroquímica S.L. (member of the GIP group, led by the Sielecki family), WST S.A. (member of the Werthein Group) and PCT L.L.C. with the remaining 50%.

For further information, see our website www.tgs.com.ar

Stock Information

BYMA Symbol: TGSU2

NYSE Symbol: TGS (1 ADS = 5 ordinary shares)

Shareholding structure as of December 31, 2019

TGS holds 794,495,283 issued shares and 784,608,528 outstanding shares.

Buenos Aires, Argentina, March 6, 2020

During the three-month period ended December 31, 2019 (4Q2019), total income amounted to Ps. 4,356.0 million, or Ps. 5.606 per share (Ps. 28.031 per ADS), compared to Ps. 12,026.9 million, or Ps. 15.353 per share (Ps. 76.764 per ADS) for the same period in 2018 (4Q2018).

Income tax recorded a negative variation of Ps. 4,415.2 million in 4Q2019.

Financial results showed a negative variation of Ps. 3,326.9 million, mainly as a result of the foreign exchange loss in 4Q2019 compared to the foreign exchange income recorded in 4Q2018.

Operating profit amounted to Ps. 4,797.1 million in 4Q2019, Ps. 128.6 million higher than in 4Q2018. This variation was mainly due to:

•Lower revenues of Ps. 1,067.1 million. This decrease was mainly related to lower revenues at the Natural Gas Transportation and the Natural Gas Liquids ("Liquids") Production and Commercialization business segments, by Ps. 734.6 million and Ps. 348.6 million, respectively.

•Operating costs and Administrative and selling expenses decreased by Ps. 935.7 million, compared to 4Q2018.

•Other operating results, net decreased by Ps. 260.0 million in 4Q2019 as compared to 4Q2018.

(1)The financial information presented in this press release is based on consolidated financial statements presented in constant Argentine pesos as of December 31, 2019 (Ps.) which is based on the application of the International Financial Reporting Standards (IFRS).

Transportadora de Gas del Sur S.A. 2

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

http://www.tgs.com.ar/en/investors/our-company

Quarterly Highlights during 4Q2019

➢The execution of the five-year investment plan April 2017 - March 2022 within the framework of the Comprehensive Tariff Review Process (“RTI”) involved capital expenditures of Ps. 1,954.7 million. On the other hand, the Other Services business segment, focused mainly on construction of the natural gas gathering pipeline and the conditioning plant in the Vaca Muerta area, incurred expenditures of Ps. 1,537.5 million.

➢In December, 2019, the commissioning of the northern tranche of the Vaca Muerta Norte natural gas pipeline connecting Los Toldos and Rincon la Ceniza reservoirs and the conditioning plant was carried out. With this commissioning, the Company completed the infrastructure committed for 2018 in that area.

➢On December 23, 2019, the National Congress passed Law No. 27,541 - “Law on Social Solidarity and Productive Reactivation” within the framework of the Public Emergency, which, among other issues empowers the National Executive Branch to initiate a process to renegotiate the current RTI or initiate an extraordinary review within a maximum period of 180 days, with the goal of reducing real tariffs for households, businesses and industries in 2020. It also empowers the intervention of the National Gas Regulatory Body (“ENARGAS”) for one-year term.

➢Within the framework of the share buyback program approved in November 2019, the Company made share acquisitions in the amount of Ps. 730.8 million.

Analysis of the results

4Q2019 vs. 4Q2018

TGS posted total revenues of Ps. 12,845.1 million in 4Q2019, a Ps. 1,067.1 million decrease compared to Ps. 13,912.2 million recorded in 4Q2018.

Revenues from the Natural Gas Transportation segment are mainly derived from firm contracts, under which pipeline capacity is reserved and paid, regardless of actual usage by the shipper. The Natural Gas Transportation business segment represented approximately 40% and 42% of TGS’ total revenues during 4Q2019 and 4Q2018, respectively.

Revenues from the Natural Gas Transportation segment in 4Q2019 decreased by Ps. 734.6 million, compared to 4Q2018. This negative variation was mainly due to the negative effect of the inflation restatement following the provisions of IAS 29 - “Financial Information in Hyperinflationary Economies” (“IAS 29”) of Ps. 1,997.9 million which was partially offset by the tariff increases granted within the RTI framework, at a nominal rate increase of 26% granted as of April 1, 2019 (Ps. 1,061.7 million).

Additionally, during 4Q2019 the services provided by interruptible natural gas transportation and exchange and displacement increased by Ps. 184.4 million.

Liquids Production and Commercialization revenues accounted for approximately 54% and 52% of the total revenues in 4Q2019 and 4Q2018, respectively. During 4Q2019, production reached 321,076 short tons, which was 7,329 short tones lower than the production of 4Q2018.

Liquids revenues decreased by Ps. 348.6 million, amounting to Ps. 6,906.9 million in 4Q2019. This variation was mainly due to: (i) the impact of the restatement according to IAS 29 of Ps. 2,453.8 million, (ii) the nominal variation in international reference prices that led to a decrease in revenues of Ps. 1,001.9 million, and (iii) the decrease in the volumes of ethane sold by Ps. 833.5 million. These effects were partially offset by the increase in the nominal

Transportadora de Gas del Sur S.A. 3

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

http://www.tgs.com.ar/en/investors/our-company

variation of the exchange rate on revenues denominated in US dollars that amounted to Ps. 2,523.8 million, the volumes of propane and butane dispatched by Ps. 876.7 million and higher logistics services provided.

Additionally, total volumes dispatched increased by 8.7%, or 27,680 short tons in 4Q2019, compared to 4Q2018, which were mainly related to higher exported tons, an effect that was partially offset by the lower volume of ethane taken by PBB Polisur S.R.L.

The breakdown of volumes dispatched by market and product and revenues by market is included below:

Other Services business segment includes midstream and telecommunication activities. As a percentage of the Company’s total revenues, this segment accounted for approximately 6% of the revenues in 4Q2019 and 4Q2018.

Other Services revenues increased by Ps. 16.1 million in 4Q2019 compared to 4Q2018. This increase was mainly due to the increase in the nominal exchange rate of Ps. 218.4 million, and the beginning of the rendering of the natural gas transportation and conditioning services in Vaca Muerta of Ps. 102.6 million. These effects were partially offset by the restatement following IAS 29 of Ps. 244.2 million and the decrease in construction services rendered for Ps. 86.1 million.

Operating costs and administrative and selling expenses, without including depreciation, decreased by approximately Ps. 945.6 million in the 4Q2019 compared to 4Q2018. This variation is mainly explained by (i) the decrease in natural gas costs processed in the Cerri Complex of Ps. 461.4 million, given by the restatement effect following the provisions of IAS 29 (which was partially offset by higher trading costs and an increase in the volumes and price of the natural gas purchased as RTP measured in Argentine pesos, while the price in US dollars suffered a decrease), (ii) the lower fees paid to third parties for Ps. 318.9 million, (iii) doubtful accounts provisions by Ps. 201.5 million, and (iv) turnover tax and tax on exports of Ps. 205.5 million. These effects were partially offset by the increase in the ENARGAS license fee of Ps. 51.3 million and labor costs of Ps. 92.3 million.

The positive variation of Ps. 260.0 million in the other operating results was mainly due to the disposal of Property, plant and equipment made during 4Q2018.

Financial results are presented in gross terms considering the effects of change in the currency purchasing power ("Gain on monetary position") in a single separate line. In 4Q2019, financial results recorded a negative variation of Ps. 3,326.9 million compared to 4Q2018. This variation was mainly due to the effect of the net foreign exchange loss recorded in 4Q2019 as

Transportadora de Gas del Sur S.A. 4

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

http://www.tgs.com.ar/en/investors/our-company

opposed to the net foreign exchange income in 4Q2018 of Ps. 2,856.1 million, the lowest interest generated by assets of Ps. 627.7 million due to the lower capital invested and the negative result obtained by the derivative financial instruments of Ps. 562.3 million. These effects were partially offset by the positive impact of the gain in monetary position of Ps. 660.1 million as a result of the increase in the net monetary liability position.

For 4Q2019, TGS reported a loss for income tax of Ps. 900.7 million, compared to a gain of Ps. 3,456.2 million in 4Q2018. This variation is mainly due to the positive effect recorded in 4Q2018 for the exercise of the option of fiscally revaluing fixed assets, net of the special tax paid for this reason.

Full Year 2019 (FY2019 or 2019) vs. Full Year 2018 (FY2018 or 2018)

In FY2019, TGS reported total revenues of Ps. 48,561.5 million compared to Ps. 52,399.5 million registered in 2018, a decrease of Ps. 3,838.0 million.

Revenues from the Natural Gas Transportation segment during FY2019 decreased by Ps. 1,165.3 million compared to FY2018. The negative variation was mainly due to the effect on the restatement according to IAS 29 as well as the fall in the interruptible natural gas transportation services and exchange and displacement services. These effects were partially offset by the tariff increases in nominal terms authorized by the Resolutions No. 310/2018, 265/2018 and 192/2019.

Revenues derived from the Liquids Production and Commercialization segment decreased Ps. 2,440.2 million in FY2019 from FY2018, mainly as a result of: (i) the negative impact of the restatement in accordance with IAS 29 of Ps. 7,568.4 million, (ii) the decrease in international reference prices for Ps. 4,745.8 million and (iii) the decrease in ethane volumes of Ps. 2,034.7 million. These effects were partially offset by the positive effect on the foreign exchange rate of the Argentine peso with respect to the US dollar at Ps. 9,531.2 million together with higher volumes of propane and butane sold for Ps. 1,619.4 million.

The volumes dispatched decreased by 18,460 short tons (1.6%). The breakdown of the volumes dispatched by market and product, and the revenues by market is included below:

Other Services revenues decreased by Ps. 232.5 million in FY2019 compared to FY2018. The decrease was mainly due to: (i) the effect of restatement according to IAS 29 of Ps. 931.6 million, (ii) lower construction services provided during FY2019 of Ps. 215.1 million and, (iii) lower operating and maintenance services of Ps. 86.8 million. These effects were partially offset by the increase in the exchange rate on revenues denominated in US dollars of Ps. 790.6 million and natural gas services at Vaca Muerta of Ps. 153.7 million.

Transportadora de Gas del Sur S.A. 5

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

http://www.tgs.com.ar/en/investors/our-company

Operating costs, administrative and commercialization expenses, excluding depreciation, in FY2019 decreased by Ps. 697.7 million, or 2.7% compared to FY2018. This variation is mainly due to the decrease in: (i) the cost of natural gas processed at the Cerri Complex of Ps. 1,059.5 million, which was due to the decrease in natural gas prices denominated in Argentine pesos, (ii) lower fees for services provided by third parties of Ps. 744.5 million, and (iii) doubtful accounts by Ps. 201.5 million. These effects were partially offset by the increase in: (i) expenses for repair and maintenance of Property, plant and equipment, incurred primarily for the operation of the natural gas transportation system of Ps. 620.5 million, (ii) taxes, fees and contributions accrued of Ps. 466.0 million, mainly due to tax on exports; and (iii) labor costs of Ps. 352.9 million.

The following table shows the main components of operating costs, administrative and commercialization expenses and comparisons for FY2019 and FY2018:

Other operating results recorded a positive variation of Ps. 1,242.8 million mainly as a result of the recognition in May 2018 of the adverse award of the Arbitration held with Pan American Energy S.L. Suc. Arg. and Pan American Sur S.A. This effect was partially offset by the higher negative charge for contingency provisions made in FY2019.

In FY2019, financial results showed a positive variation of Ps. 1,481.1 million from FY2018. This variation is mainly due to: (i) the positive effect of the gain on monetary position of Ps. 4,298.7 million, and (ii) a greater capitalization of financial costs according to IFRS of Ps. 446.2 million. These effects were partially offset by lower interest income generated by assets of Ps. 2,919.7 million as a result of the lower investment in financial assets denominated in Argentine pesos during FY2019.

Income tax recorded a negative variation of Ps. 3,945.6 million, mainly as a result of the recognition during fiscal year 2018 of the tax benefit, net of the special tax paid, generated by the tax revaluation carried out in accordance with current legislation.

Financial Position Analysis

Net Debt

As of December 31, 2019, the Company's net financial debt amounted to Ps. 22,773.6 million compared to Ps. 6,071.0 million as of December 31, 2018.Total net financial debt of the Company was denominated in US dollars for both periods.

The table included below shows a reconciliation of the Company's net debt:

Transportadora de Gas del Sur S.A. 6

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

http://www.tgs.com.ar/en/investors/our-company

Liquidity and capital resources

The net positive variation in cash and cash equivalents in 4Q2019, 4Q2018, FY2019 and FY2018 was as follows:

Below is a reconciliation of the free cash flows for the 4Q2019, 4Q2018, 2019 and 2018:

4Q2019 vs. 4Q2018

During 4Q2019, net increase in cash and cash equivalents and free cash flow amounted to Ps. 8,624.3 million and Ps. 620.6 million, respectively.

During 4Q2019, cash flow generated by the operating activities amounted to Ps. 4,703.0 million, Ps. 6,057.9 million below 4Q2018. This was mainly due to a variation in working capital.

Cash flow provided by investing activities amounted to Ps. 3,856.8 million mainly for the collection of financial assets not considered cash equivalents. This effect was partially offset by payments made to fulfill the capital expenditures investment plan to conclude the Five-Year Investment Plan and development of the midstream business at Vaca Muerta.

Finally, cash flow used for financing activities amounted to Ps. 64.5 million due to the proceeds from export pre-financing loan during 4Q2019, which was partially offset by the higher amounts for the acquisition of treasury shares and the dividend payment.

Transportadora de Gas del Sur S.A. 7

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

http://www.tgs.com.ar/en/investors/our-company

FY2019 vs. FY2018

During 2019 the net decrease in cash and cash equivalents and free cash flow amounted to Ps. 14,463.4 million and a loss of (Ps. 2,432.9) million, respectively.

During 2019 cash flow provided by the operating activities amounted to Ps. 13,499.1 million, Ps. 6,168.2 million below 2018. This is mainly due to a lower operating income before depreciation and higher income tax payments made during 2019.

Cash flow used for investing activities amounted to Ps. 16,643.9 million and was mainly due to payments made to fulfill the capital expenditures investment plan to conclude the Five-Year Investment Plan and development of the midstream business at Vaca Muerta project. On the other hand, during 2019 there was an increase in cash flow applied to the acquisition of financial assets not considered as cash and cash equivalents.

Cash flow used for financing activities amounted to Ps. 11,318.6 million in 2019, compared to Ps. 3,152.2 million registered in 2018. The variation was due to loans, net of cancellations made during 2018 and the higher dividend payment made during 2019.

Fourth quarter earnings conference call

TGS invites you to participate in the conference call to discuss this 4Q2019 announcement on Monday March 9, 2020 at 10:00 a.m. Eastern Time / 11:00 a.m. Buenos Aires time. To listen to the call from USA dial: +1-877-407-9210, and for international calls dial: +1-201-689-8049. To view the webcast, go to http://www.tgs.com.ar/.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Transportadora de Gas del Sur S.A. 8

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

http://www.tgs.com.ar/en/investors/our-company

Transportadora de Gas del Sur S.A.

(In millions of Argentine pesos, except for per share and per ADS information in pesos or where otherwise indicated)

	Fourth Quarters		FY ended December 31,	
	4Q2019	4Q2018	2019	2018
Natural Gas Transportation	5,175.2	5,909.8	22,620.4	23,785.7
Liquids Production and Commercialization	6,906.9	7,255.5	23,138.2	25,578.4
Other Services	763.0	746.9	2,802.9	3035.4
Revenues	**12,845.1**	**13,912.2**	**48,561.5**	**52,399.5**
Operating costs	(5,985.9)	(6,604.7)	(20,835.4)	(21,894.6)
Administrative and Selling Expenses	(1,073.9)	(1,400.7)	(4,144.3)	(3,782.8)
Other Operating Results	(18.4)	(278.4)	(127.5)	(1,370.3)
Operating profit before depreciation	**5,766.9**	**5,628.4**	**23,454.3**	**25,351.8**
Depreciation	(969.8)	(959.9)	(3,695.7)	(3,419.8)
Operating profit	**4,797.1**	**4,668.5**	**19,758.6**	**21,932.0**
Net Financial Results	532.6	3,859.5	(2,897.4)	(4,378.5)
Share of (loss) / gain from associates	(14.7)	42.7	(31.9)	28.0
Total comprehensive income before Income Tax	**5,315.0**	**8,570.7**	**16,829.3**	**17,581.5**
Income Tax gain (expense) / gain	(959.0)	3,456.2	(4,024.2)	(20.3)
Total comprehensive income	**4,356.0**	**12,026.9**	**12,805.1**	**17,561.2**
Earnings per share	**5.606**	**15.353**	**16.499**	**22.274**
Earnings per ADS	**28.031**	**76.764**	**82.494**	**111.372**

(In millions of Argentine Pesos)

	4Q2019	4Q2018	2019	2018
Financial income				
Interest	161.0	986.2	719.6	2,069.5
Foreign exchange gain	543.4	(1,926.5)	7,815.6	12,559.3
Subtotal	**704.4**	**(940.3)**	**8,535.2**	**14,628.8**
Financial expenses				
Interest	(638.8)	(734.1)	(2,509.8)	(2,577.4)
Foreign exchange gain	(1,493.7)	3,832.3	(15,636.5)	(20,185.9)
less Capitalized financial costs	(50.7)	-	446.2	-
Subtotal	**(2,183.2)**	**3,098.2**	**(17,700.1)**	**(22,763.3)**
Other financial results				
Derivative financial instruments results	(231.0)	331.3	(19.2)	163.2
Results on assets at fair value through profit or loss	(5.1)	(202.6)	542.2	2,112.0
Others	(88.6)	(103.1)	(409.7)	(374.7)
Subtotal	**(324.7)**	**25.6**	**113.3**	**1,900.5**
Gain on monetary position	**2,336.1**	**1,676.0**	**6,154.2**	**1,855.5**
Total	**532.6**	**3,859.5**	**(2,897.4)**	**(4,378.5)**

Transportadora de Gas del Sur S.A. 9

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

http://www.tgs.com.ar/en/investors/our-company

Business Segment information

	Natural Gas Transportation	Liquids	Other Services	Telecommunications	Total
	(in millions of Argentine Pesos)				
2019					
Revenues	22,620.4	23,138.2	2,526.6	276.3	48,561.5
Operating profit before depreciation	15,043.0	7,192.0	1,131.2	88.1	23,454.3
Depreciation	(2,998.2)	(246.7)	(450.8)	-	(3,695.7)
Operating profit	12,044.8	6,945.3	680.4	88.1	19,758.6
2018					
Revenues	23,785.7	25,578.4	2,784.5	250.9	52,399.5
Operating profit before depreciation	16,662.2	7,390.5	1,230.6	68.5	25,351.8
Depreciation	(2,892.6)	(175.0)	(352.2)	-	(3,419.8)
Operating profit	13,769.6	7,215.5	878.4	68.5	21,932.0

	Natural Gas Transportation	Liquids	Other Services	Telecommunications	Total
	(in millions of Argentine Pesos)				
4Q2019					
Revenues	5,175.2	6,906.9	702.8	60.2	12,845.1
Operating profit before depreciation	2,800.8	2,634.4	321.1	10.6	5,766.9
Depreciation	(769.0)	(65.8)	(135.0)	-	(969.8)
Operating profit	2,031.8	2,568.6	186.1	10.6	4,797.1
4Q2018					
Revenues	5,909.8	7,255.5	673.7	73.2	13,912.2
Operating profit before depreciation	3,180.7	2,224.8	202.1	20.8	5,628.4
Depreciation	(825.7)	(45.5)	(88.7)	-	(959.9)
Operating profit	2,355.0	2,179.3	113.4	20.8	4,668.5

	Natural Gas Transportation	Liquids	Other Services	Telecommunications	Total
	(in millions of Argentine pesos without inflation adjustment - non audited)				
2019					
Revenues	18,399.6	18,973.0	2,111.9	223.3	39,707.8
Operating profit before depreciation	12,383.2	5,986.3	898.4	80.6	19,348.5
Depreciation	(462.4)	(66.8)	(163.6)	-	(692.8)
Operating profit	11,920.8	5,919.5	734.8	80.6	18,655.7
2018					
Revenues	12,698.3	13,844.8	1,499.9	136.2	28,179.2
Operating profit before depreciation	8,971.7	4,577.8	607.9	45.0	14,202.4
Depreciation	(301.5)	(33.4)	(93.8)	-	(428.7)
Operating profit	8,670.2	4,544.4	514.1	45.0	13,773.7

	Natural Gas Transportation	Liquids	Other Services	Telecommunications	Total
	(in millions of Argentine pesos without inflation adjustment - non audited)				
4Q2019					
Revenues	4,968.0	6,676.9	676.3	57.0	12,378.2
Operating profit before depreciation	2,733.2	2,634.0	256.0	10.9	5,634.1
Depreciation	(134.1)	(20.4)	(55.6)	-	(210.1)
Operating profit	2,599.1	2,613.6	200.4	10.9	5,424.0
4Q2018					
Revenues	3,704.7	4,588.7	428.1	45.0	8,766.5
Operating profit before depreciation	2,197.3	1,981.5	86.3	20.1	4,285.2
Depreciation	(58.1)	(9.1)	(23.6)	-	(90.8)
Operating profit	2,139.2	1,972.4	62.7	20.1	4,194.4

Transportadora de Gas del Sur S.A. 10

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

http://www.tgs.com.ar/en/investors/our-company

Transportadora de Gas del Sur S.A. 11

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

http://www.tgs.com.ar/en/investors/our-company

Transportadora de Gas del Sur S.A.

Consolidated Statement of Cash Flows for the FY2019 and FY2018

(In millions of Argentine pesos)

	2019	2018
Cash flows provided by operating activities		
Total comprehensive income for the year	12,805.1	17,561.2
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	3,695.7	3,419.8
Derivate financial instruments results	19.2	(163.2)
Disposal of property, plant and equipment	100.9	243.9
Increase in allowances and provisions	266.8	299.7
Share of loss from associates	31.9	(28.0)
Interest expense accrual	1,908.2	2,444.4
Interest income on other financial assets other than cash and cash equivalents	(100.5)	(694.6)
Income tax	4,024.2	20.3
Doubtful accounts	2.4	203.9
Foreign exchange loss	8,887.8	8,734.8
Gain on monetary position	(6,606.7)	(5,927.0)
Changes in assets and liabilities:		
Trade receivables	(3,734.0)	(2,286.4)
Other receivables	(1,838.4)	(1,205.8)
Inventories	52.6	(362.8)
Trade payables	140.9	2,479.0
Payroll and social security taxes payable	264.8	228.3
Taxes payable	(132.2)	76.9
Contract assets	(20.6)	(241.0)
Other payables	207.0	72.5
Provisions	(7.6)	1.2
Interest paid	(2,039.9)	(1,393.3)
Derivative financial instruments payment	21.9	(159.7)
Income tax paid	(4,881.2)	(4,273.3)
Contract liabilities	430.8	634.5
Cash flows provided by operating activities	**13,499.1**	**19,685.3**
Cash flows used in investing activities		
Additions to property, plant and equipment	(15,932.0)	(12,496.8)
Financial assets not considered cash equivalents	(711.9)	5,218.6
Cash flows used in investing activities	**(16,643.9)**	**(7,278.2)**
Cash flows (used in) / provided by financing activities		
Payment of loans	-	(1,886.1)
Payment of redemption of loans	-	(7,378.2)
Payment of leasing	(18.8)	-
Proceeds from loans	1,051.8	21,262.0
Cost of adquisition of treasury shares	(2,590.7)	(2,185.8)
Dividend paid	(9,760.9)	(6,659.7)
Cash flows (used in) / provided by financing activities	**(11,318.6)**	**3,152.2**
Net (decrease) / increase in cash and cash equivalents	**(14,463.4)**	**15,559.3**
Cash and cash equivalents at the beginning of the year	25,605.1	6,025.2
Foreign exchange gain on cash and cash equivalents	3,721.0	10,287.8
Monetary result effect on cash and cash equivalents	(5,097.5)	(6,267.2)
Cash and cash equivalents at the end of the year	**9,765.2**	**25,605.1**

Transportadora de Gas del Sur S.A. 12

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

http://www.tgs.com.ar/en/investors/our-company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán Diego Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice president

Date: March 6, 2020